

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2013

Via E-mail
J.C. Stefan Spicer
President
Central GoldTrust
55 Broad Leaf Crescent
Ancaster, Ontario L9G 3P2

> **Re:** **Central GoldTrust**
> **Form 40-F for the year ended December 31, 2012**
> **Filed February 13, 2013**
> **File No. 001-32934**

Dear Mr. Musil:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2012

Exhibit 99.1 – Annual Information Form

Description of the Business

Investment Policies and Restrictions, page 2

1.   Please update your disclosure in the fifth enumerated item hereunder in future Exchange Act periodic reports to explain whether any spot inspections occurred during the reporting period.

Risk Factors

Net Asset Value, page 19

2.   Please expand your disclosure in this risk factor in future Exchange Act periodic reports to discuss more specifically the factors that may result in the market value of the units being greater or less than the net asset value over the same period. Also disclose, if applicable, any material variance in the market value and net asset value during the reporting period.

Exhibit 99.2 - Management's Discussion and Analysis (MD&A)

3.   We note from your disclosure in the fourth paragraph on page 4 of the Annual Information that warehousing expenses are borne by the company. To the extent material, please revise your disclosure in future Exchange Act periodic reports to quantify the storage costs incurred during the reporting period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3233 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief